[Haynes and Boone, LLP Letterhead]
July 16, 2007
Via Facsimile 202.772.9368 and Via Edgar
Ms. Donna Levy
Mr. James Murphy
Ms. Lily Dang
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toreador Resources Corporation Registration Statement on Form S-1 Filed May 8, 2007 File No. 333-142731 Form 10-K, for the year ended December 31, 2006 Filed March 16, 2007 File No. 0-02517
Dear Ms. Levy, Mr. Murphy and Ms. Dang:
          On behalf of Toreador Resources Corporation (the “Company”), we are submitting the Company’s responses to the comments regarding the Company’s Form S-1 (the “Form S-1”) and Form 10-K for the year-ended December 31, 2006 (the “Form 10-K”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated July 12, 2007.
          The staff’s comments are set forth below and the Company’s responses are set forth after the staff’s comments.
1.	Please file amendments to your Forms S-1 and 10-K, incorporating all appropriate updated consents and certifications, as well as revisions proposed in your response letters dated June 28, 2007 and July 10, 2007.

Response: The Company will file amendments to the Form S-1 and Form 10-K incorporating all appropriate updated consents and certifications, as well as revisions proposed in the Company’s response letters dated June 28, 2007 and July 10, 2007.

2.	We have reviewed your response to prior comment 10. Please file or incorporate by reference the legal opinions provided to us as supplemental information as exhibits to your S-1.

Ms. Donna Levy
Mr. James Murphy
Ms. Lily Dang
July 16, 2007

Response: The Company will file or incorporate by reference the legal opinions provided to the SEC as exhibits to the Form S-1 when the amendment to the Form S-1 is filed.

3.	Please provide the technical justification for the proved reserve classification of your four largest proved undeveloped wells, by discounted future net cash flow. From your reserve report these appear to be the following wells:
•	the Akcakoca 3 1 (G sand and A sand);

•	Dogu Ayazli 1 (E sand);

•	the Ayazli 3A (sand A);

•	the Dogu Ayazli 1 (Sand D)
Include the evaluation of analogous offset wells in the same producing horizon. Provide a graph of production over time for each analogous well, noting the producing horizon each well is completed in. Also provide a graph of bottom-hole pressure versus cumulative production or a graph of flowing tubing pressure versus cumulative production for the analogous wells. Provide a map referencing the proved undeveloped locations to the producing analogous wells. Include any volumetric calculations you have made for the undeveloped locations. If there are significant differences between the volumetric reserves and the reserves from the offset wells please explain the reasons and justify the assumptions you have made concerning your final reserve estimates for each well.

Response: Reserves for the four referenced wells were estimated from volumetric analysis coupled with production tests. The volumetric analysis is being overnighted to you tonight. Reservoir volumes were mapped to obtain net acre-feet. Structure and isochore maps for each zone are in the overnight package. All calculations were limited to the structural depth for each formation of the lowest known gas as evidenced by petrophysical analysis in conjunction with physical flow test data.

At the time of the reserve estimates as of December 31, 2006, no sustained production had occurred on the four subject properties or from the general field area in the Akcakoca Basin. Therefore, no analogous wells existed and no data pertaining to analogous wells are available.

Ms. Donna Levy
Mr. James Murphy
Ms. Lily Dang
July 16, 2007

          Please let me know if the updated response is acceptable. You can reach me at 214.651.5119.
Very truly yours,
/s/ W. Bruce Newsome
W. Bruce Newsome
Direct Phone Number: 214.651.5119
Direct Fax Number: 214.200.0636
Bruce.newsome@haynesboone.com

cc:	Karl Hiller (202.772.9368) Nigel Lovett Charles Campise